Change in Ownership of the Largest Shareholder.

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by Korean National Pension Service, the largest shareholder of the Company.

Based on the Company’s closed registry of shareholders dated June 30, 2014, Korean National Pension Service has increased its shareholding from 6,577,907 shares (7.54%) to 6,733,036 shares (7.72%).